

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 10, 2013

Elaine E. Richards, Esq.
Bridge Builder Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

Re: Bridge Builder Trust, File No. 333-187194

Dear Ms. Richards:

On March 12, 2013, you filed on behalf of Bridge Builder Trust ("Trust" or "Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), to register common shares of the Bridge Builder Bond Fund ("Fund"). We have reviewed the filing and have the following comments.

Preliminary Prospectus

Fees and Expenses of the Fund

1. Please confirm that there are no shareholder fees.

2. In regard to the management fee waiver, please confirm that the fee waiver agreement (a) will be in effect for at least one year from the effective date of the registration statement, (b) can only be terminated prior to its expiration date by the Fund's Board of Directors, and (c) will only be shown in the fee table if it is used to reduce the management fee.

3. Footnote number 4 to the fee table describes the Fund's Expense Cap and includes the phrase "at the time such reimbursement is paid to the Adviser and at the time such expenses were reimbursed." Please clarify this phrase. Also note that the above-mentioned comments regarding the management fee waiver are applicable to the Fund's Expense Cap.

Example

4. In this section, you state, "the Fund's operating expenses remain the same (taking into account the Expense Cap for the **[first two]** years)." Confirm that the Expense Cap will be in effect for at least two years from the effectiveness date of the registration statement and as such, will only be applied in the cost example during the applicable years reflected in the table.

Principal Investment Strategies

5. In the first sentence of the first paragraph you state, "the Fund invests at least 80% of its net assets . . . in fixed income securities . . . ." Explain how the Fund meets the requirements of Rule 35d-1 of the 1940 Act given the fact that "Bond" is in the Fund's name.

6. The third sentence of the first paragraph mentions "privately-issued securities" twice.

7. In the first paragraph of the above-mentioned section, you state, "The Fund may invest up to 5% of its assets in securities rated below investment grade." Please add "(junk bonds)" after the words "investment grade."

8. The second paragraph begins with the sentence, "The Fund's portfolio is constructed by combining the investment styles and strategies of multiple Sub-Advisers. . . ." Please indicate whether the Fund has obtained an exemptive order, if necessary, to implement the multiple sub-adviser strategy or explain under what authority the strategy will be implemented.

9. Please include the current duration of the Barclays U.S. Aggregate Bond Index and give an example of how duration works. You may include the example disclosure elsewhere in the statutory prospectus.

Principal Risks
10. Derivatives and Leveraging Risk: Revise the disclosure to provide a better sense of the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

11. New Fund Risk: Is the Adviser also new to the advisory business? If so, consider adding disclosure as appropriate.

Item 8
12. Confirm that Item 8 of Form N-1A, Financial Intermediary Compensation, is not applicable. Otherwise, include the required disclosure.

Sub-Advisers, Portfolio Managers and Prior Performance Information
13. Confirm in your letter responding to these comments that the exclusion of the accounts "with material client-imposed restrictions" would not cause the composite performance to be misleading.

Additional Information Regarding the Fund's Investment Objective, Strategies and Risks
14. Consider identifying each sub-adviser's strategy in the Summary Prospectus.

Management of the Fund
Fund Expenses
15. Include the termination date of the Expense Cap and all of the terms and conditions of the waiver.

STATEMENT OF ADDITIONAL INFORMATION
Trustees and Executive Officers
16. Please provide the names of the independent trustees.

*   *   *   *   *   *   *   *   *

     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

     Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Elaine E. Richards, Esq.
April 10, 2013

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel